Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174-1901
(212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

September 16, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         CDSI Holdings, Inc.
Form PREM 14C
Filed August 18, 2011
File No. 000-22563

Dear Mr. Reynolds:

On behalf of CDSI Holdings Inc. (“Company”), we respond as follows to the Staff’s comments received on August 31, 2011 relating to the above-captioned Preliminary Information Statement.  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Information Statement, a copy of which has been marked with the changes from the initial filing.  We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Erin Wilson.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

PREM 14C, filed August 18, 2011

1.
We note your Information Statement covers actions taken that appear to involve a merger and require the increase in authorized shares of common stock.  Given the nature of the actions to be taken, it is unclear why your Information Statement does not include Items 11, 13 and 14 of Schedule A, pursuant to Note A of that Schedule.  Please advise or revise.

Securities and Exchange Commission

September 16, 2011

We have revised the disclosure in the Information Statement to include the applicable information required by Items 11, 13 and 14 of Schedule A as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:         Mr. Richard J. Lampen